April 17, 2009
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:	Mr. John Cash Ms. Sherry Haywood Mr. Dale Welcome Ms. Anne McConnell
Re:	Synthesis Energy Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed January 7, 2009
File No. 001-33522
Dear Messrs. Cash and Welcome and Mses. Haywood and McConnell:
     This letter is in response to your letter dated April 3, 2009 to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K, as amended, Quarterly Reports on Form 10-Q and Definitive Proxy Statement on Schedule 14A. For your convenience, each response is preceded by the Staff’s comment to which the response relates.
Form 10-K for the Fiscal Year Ended June 30, 2008
Item 7. Management’s Discussion and Analysis..., page 30
General
1.	Comment. We note your response to prior comment five; however, we are unclear as to your response. In this regard, please confirm that you will disclose information about your critical accounting policies in future filings. It appears to us that your critical accounting policies may relate to your accounting for joint ventures and your impairment analyses for long lived assets.

U.S. Securities & Exchange Commission
April 17, 2009

Response. The Company confirms that it will comply with the Staff’s comment and will include information about its critical accounting policies in future filings with the Commission. This disclosure will include a discussion of the Company’s policies relating to joint ventures and its impairment analyses of long lived assets.
Item 8. Financial Statements and Supplementary Data, page 39
Note 3 — Current Projects, page 50
Hai Hua Joint Venture, page 50
2.	Comment. We appreciate your response to prior comment seven; however, we are unclear as to your response regarding paragraph 12c of EITF 01-8. In this regard, please better explain to us how you determined that it is more than remote that one or more parties other than Hai Hua will purchase more than a minor amount of the plant’s output. Also, please explain how you intend to account for syngas purchase and sale agreement.

Response. In response to your comment, the following factors were considered when applying paragraph 12c of EITF 01-8:
•	The plant was specifically constructed in an area where there were multiple potential customers for syngas, as the Company was required to identify syngas customers other than Hai Hua in order to obtain the plant’s debt financing. At inception, it was expected that Hai Hua would take between 50% and 90% of the syngas production of the plant, with the actual percentage that Hai Hua would take largely being a function of prevailing prices for methanol. At inception of the arrangement, the Company believed that it was reasonably possible that other customers, including a nearby glass manufacturer and the city distribution loop, would purchase significant quantities of syngas during the term of the arrangement with Hai Hua.

•	In addition to syngas, outputs of the plant were expected to include byproducts including sulfur and ash, among others. Sales of these byproducts to customers other than Hai Hua were projected to be approximately 10% of total revenues during the term of arrangement with Hai Hua.

•	The projected cash flows to be generated from the payment of the capacity fee under the syngas purchase and sale agreement by Hai Hua would not be sufficient to provide an appropriate return on the Company’s capital costs in the Hai Hua joint venture.
Based on these factors, the Company concluded that it was more than remote that one or more parties other than Hai Hua would purchase more than a minor amount (considered

U.S. Securities & Exchange Commission
April 17, 2009

to be 10%) of the plant’s output during the term of the syngas purchase and sale agreement.
The Company intends to account for the syngas purchase and sale agreement in accordance with its stated revenue recognition policy, whereby the Company will recognize the contractual capacity fee and energy fees subject to satisfaction of the following elements:
•	there are no uncertainties regarding Hai Hua’s acceptance of (1) the criteria that determine Hai Hua’s capacity fee obligation, and (2) Hai Hua’s acceptance of the quality component requirements set forth in the syngas purchase and sale agreement regarding the energy fee;

•	delivery of syngas has occurred (in the case of the energy fee); and

•	collectability is reasonably assured.
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Item 2. Management’s Discussion and Analysis..., page 12
Liquidity and Capital Resources, page 16
Golden Concord Joint Venture, page 17
3.	Comment. We appreciate your response to prior comment 12. Given your belief that debt financing is not readily available given market conditions, please tell us and revise future filings to clarify how you determined that this asset is not impaired at December 31, 2008.

Response. In response to your comment, the Company believes that, given existing market conditions, debt financing is not currently available on terms that are economically acceptable. However, the Company is continuing to evaluate and discuss this project, and the relating financing, with representatives of Golden Concord and other financing sources, is maintaining some of its on-site staff and related functions and is closely monitoring the relevant credit markets. Because of these factors, the Company does not believe that the asset was impaired at December 31, 2008. The Company will review and update its disclosure regarding the status of the Golden Concord project in future filings with the Commission.
YIMA Project, page 18
4.	Comment. We note your response to prior comment 13; however, we are still unclear as to the anticipated timing of each step necessary to form and continue the joint venture project with YIMA. Please supplementally tell us and disclose in future filings:

U.S. Securities & Exchange Commission
April 17, 2009

•	when you expect you will receive/did receive government approval;

•	when you expect capital contributions will/did occur;

•	when you expect the debt financing to occur; and

•	when you expect officers to be appointed.
Response. The Company informs the Staff that:
•	the Company obtained government approvals for the project’s feasibility study in the quarter ended December 31, 2008 and for the project’s environmental impact assessment in the quarter ended March 31, 2009, which are the two key approvals required to proceed with the project;

•	$200,000 has already been contributed by the Company for a project preparation office in Yima City and the Company expects to make an additional equity contribution during its fiscal quarter ending June 30, 2009 after the formation of the applicable joint venture companies. Any remaining equity to be contributed by the Company would be contingent on closing debt financing for the project and other conditions that have been agreed by the parties;

•	the debt financing is expected to close within three to seven months after the time the joint venture companies are established; and

•	the directors have already been selected for the joint venture companies and the Company expects to nominate officers for the joint venture companies at the time the joint venture companies are formed.
The Company will include this information as appropriate in future filings with the Commission.
Controls and Procedures, Page 21
5.	Comment. In future quarterly filings, please disclose information pursuant to Item 308(c) of Regulation S-K.

Response. The Company will comply with the Staff’s comment to include the requested information in future quarterly filings with the Commission.
Legal Proceedings, page 22

U.S. Securities & Exchange Commission
April 17, 2009

6.	Comment. In future filings for material legal proceedings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and the relief sought pursuant to Item 103 of Regulation S-K.

Response. The Company will comply with the Staff’s comment to include the requested information in future filings with the Commission that include a description of material legal proceedings.
Signatures, page 25
7.	Comment. In future filings, please use the language required by Form 10-Q and do not include extra language including “Section 13 or 15(d).”

Response. The Company will comply with the Staff’s comment and delete the specified language in future filings with the Commission.
Exhibits 31.1 and 31.2
8.	Comment. We note the certifications filed on the Form 10-Q for the period ended December 31, 2008. We reissue comment 9 from our letter dated February 4, 2009. In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response. The Company will file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in its future filings with the Commission.
     In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (713) 579-0606 with any additional comments or questions you may have.

Very truly yours,
/s/ Kevin Kelly
Kevin Kelly
Chief Accounting Officer